Via Facsimile and U.S. Mail
Mail Stop 6010

July 28, 2006

Mr. Neill A Currie
Chief Executive Officer and Director
RenaissanceRe Holdings Ltd.
Renaissance House
8-20 East Broadway
Pembroke, HM 19 Bermuda

> **Re:     RenaissanceRe Holdings Ltd.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **File No. 1-14428**

Dear Mr. Currie:

We have limited our review of your filing to the issues we have addressed in our comments.  In our comments, we ask you to provide us with more information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Management's Discussion and Analysis of Financial Condition and Results of Operations

Summary of Critical Accounting Estimates

Claims and Claim Expense Reserves, page 64

We believe your disclosure regarding the estimation of the reserve for claims and claim expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements.  We believe in order to meet the principal objectives of MD&A this disclosure should enable the investor to understand 1) management's method for establishing the estimate; 2) whether and if so to what extent and why management has adjusted their assumptions used to determine the estimate from the assumptions used in the immediately preceding period; and 3) the potential variability in the most recent estimate and the impact this variability may have on reported results, financial condition and liquidity. Please keep these points in mind in providing us your responses to the comments listed below.  Please provide us, in a disclosure-type format, the following information for each material line of business and also consider providing any additional information to achieve this objective.

1.      We acknowledge your use of the Bornhuetter-Ferguson technique to estimate your claims and claim expenses reserve in your specialty reinsurance and Individual Risk operations.  Please describe the methods you used to determine your reserve for claims and claim expenses in your other lines of business.  Please ensure this description:

   a.  Explains how the methods you use for your short-tail business differ from the methods you use for your long-tail business.
   b.  Identifies the unique development characteristics of each material short-tail and long-tail line of business.
   c.  Describes the method you used to calculate the IBNR reserve for each material line of business. For example, we understand that some companies may calculate this reserve by estimating the ultimate unpaid liability first and then reducing that amount by cumulative paid claims and by case reserves, but there may be other methods as well.
   d.  Clarifies how you complete your quarterly reserve review.  In this regard, please indicate which assumptions and methodologies you review on a quarterly basis.

2.      Please discuss the reserving process to specifically indicate the relationship between your internal actuarial estimates, your annual review by an independent actuarial firm and management's best estimate of the reserve for claims and claim expenses.  In this regard, if management has added an incremental provision to the reserve for claims and claim expenses determined by your actuaries, quantify the incremental provision, describe the method used by management to determine it and the extent to which that method differs from period to period, and identify and analyze the specific underlying reasons that explain why you believe it is necessary.

3.      You disclose here, in Business on pages 18 through 21, and elsewhere the significant revisions to your estimates of claims and claim expenses reserves recorded in prior years for your property catastrophe portfolio and your specialty reinsurance business.  Although you identify the products involved and the accident years, you do not appear to explain why you revised your estimates.  Please identify and describe in reasonable specificity the nature and extent of new events that occurred or additional experience/information obtained since the last reporting date that led to the change in estimates.  In this regard, please describe the material differences in the key assumptions experienced compared to those used in your prior reserve estimates.  Please ensure your discussion clarifies the

Mr. Neill A. Currie
RenaissanceRe Holdings, Ltd.
July 28, 2006
Page 3

timing of the change in estimate such as why recognition occurred in the periods that it did and why recognition in earlier periods was not required.

4.  Please identify and describe those key assumptions that materially affect the estimate of the reserve for claims and claim expenses.  In addition please address the following:

    a.  For each of your key assumptions, quantify and explain what caused them to change from the assumptions used in the immediately preceding period.  Please note that this discussion should supplement, rather than duplicate the disclosure provided responsive to Industry Guide 6.

    b.  Explicitly  identify and discuss key assumptions as of December 31, 2005 that are premised on future emergence that are inconsistent with historical loss reserve development patterns and explain why the assumptions are now appropriate given the inconsistency identified.

5.  On page 22 you disclose the simple mathematical impact on earnings of a five percent increase in your additional case reserves and your IBNR reserves.  We do not believe that this disclosure provides significant information to investors as they can calculate this impact on their own.  We believe that management is in the unique position to provide investors with insights into the potential variability in the most recent estimate of your claims and claim expenses reserve.  Therefore, please quantify and present preferably in a tabular format the impact that reasonably likely changes in the key assumptions identified may have on reported results, financial position and liquidity. Explain why you believe the scenarios quantified are reasonably likely.

Please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a letter that keys your responses to our comments and provides the requested information.  Detailed letters greatly facilitate our review.  Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please contact Mark Brunhofer, Staff Accountant, at (202) 551-3638 or Donald Abbott, Senior Staff Accountant, at (202) 551-3608. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,


Jim B. Rosenberg
Senior Assistant Chief
Accountant